Filed under Rule 425 under the Securities Act of 1933,

as amended and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Catcha Investment Corp

Subject Company: Crown LNG Holdings Limited

LNG | Natural Gas – 29 Aug 2023 | 09:49 UTC

INTERVIEW: Crown LNG makes renewed push for LNG import terminal in Scotland

Author Stuart Elliott

Editor James Leech

Commodity LNG,  Natural Gas

HIGHLIGHTS

5 million mt/year FSRU to be deployed at the deepwater anchorage inside theFirth of Forth.
Sees future UK gas demand remaining robust
Crown LNG also looking at projects in India, Vietnam

Norway-based LNG infrastructure development company Crown LNG is looking to move forward quickly with existing plans for a new floating LNG import terminal in Scotland, its CEO Swapan Kataria said in an interview.

Kataria said UK gas demand was set to remain strong, including the need for flexible gas in the power sector, justifying the deployment of a planned 5 million mt/year capacity FSRU near Edinburgh in the Firth of Forth.

Initially conceived to supply a planned 2.4 GW gas-fired power plant at Grangemouth, Kataria said Crown LNG would proceed with the FSRU regardless given the changed European gas landscape since Russia’s invasion of Ukraine in February 2022.

“We now feel there is enough demand and enough interest to do an FSRU by itself,” Kataria told S&P Global Commodity Insights in mid-August.

The FSRU project was originally anchored into the power plant which would have locked in 2 million mt/year of demand. “But after the war we changed gears and de-coupled from that project,” Kataria said.

In that way, Crown LNG can accelerate plans for the FSRU even if the power plant is not built, with 2 million mt/year of alternative user demand sufficient to take final investment decision on the FSRU.

The UK already has three permanent LNG import terminals with a combined capacity of more than 35 million mt/year -- South Hook and Dragon in Wales and the Isle of Grain terminal in southeast England.

Global trader Trafigura could also still look to develop the idled Teesside LNG site in northeast England, but Scotland has no LNG import infrastructure.

Kataria said that even if Teesside was developed “both projects could be comfortably sustained.”

UK gas demand, he said, would be supported by the need for flexible gas-fired power generation.

“I’m not worried about [demand] -- everybody in UK has realized the value of on-demand power. They will always benefit from these facilities on standby,” he said.

Government support

The UK government has also acknowledged the need for additional FSRUs and has pledged its support for various projects; as part of efforts to bolster the country’s energy security.

In its energy security plan published in March, the UK government said a small number of commercial firms were developing proposals to install FSRUs, “which could further increase the resilience of the UK’s gas importation capability.”

Kataria said Crown LNG remained in discussions with the UK government and that he’d received positive feedback, that the relevant departments would act quickly. “They’re very realistic and understand the demand for gas is not going away.”

At present, Crown LNG is working to submit its application for the FSRU under the government’s accelerated consenting process.

Once approved, Kataria said the company would immediately look to engage with an FSRU provider.

“If we get an FSRU at the right price, then we implement the project much more quickly,” he said.

An alternative option is to convert an existing LNG carrier into an FSRU, which would be a longer process.

Crown LNG President Gunnar Knutsen said it would be possible to carry out such a conversion in two years once the vessel is acquired.

In all, factoring in an LNG carrier conversion, the UK terminal at the Firth of Forth, could be operational by early 2027, Knutsen said.

Crown LNG is also in talks about potential supply for the FSRU with US LNG exporters, with marketing potentially to be realized through a joint venture.

But that JV would not be established under the umbrella of Crown LNG. “Crown LNG is not establishing itself to take commodity risk,” Kataria said.

Other geographies

As well as the UK terminal, Crown LNG is also looking to develop an LNG import facility on India’s east coast.

There is “huge” demand for gas in India as the country looks to increase the share of gas in its energy mix from 6% to 15%.

Even with the country’s existing and planned LNG import terminals, India would still fall short of developing enough infrastructure to meet the target.

“The government is doing everything they can and we’re getting a lot of tailwinds on the Indian side,” he said.

A third area of focus for Crown LNG is Vietnam, which became an LNG importer in July this year.

Part of Crown LNG’s approach to new infrastructure is preparing sites in locations that are subject to harsh weather conditions, allowing for year-round operations.

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